FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

1401 Highway 62-65 North
 Harrison, Arkansas 72601

October 9, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn: Michael F. Johnson

Re:         First Federal Bancshares of Arkansas, Inc.
Registration Statement on Form S-3
File No. 333-184174
Request for Acceleration of Effective Date

Dear Mr. Johnson:

First Federal Bancshares of Arkansas, Inc. (the “Company”), hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”), accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) and declare the Registration Statement effective at 4:00 p.m., Eastern Time, on October 11, 2012, or as soon thereafter as practicable, pursuant to Section 8(a) of the Securities Act of 1933, as amended.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Commission notify Daniel Heard at Kutak Rock LLP at (501) 975-3133 upon acceleration of effectiveness of the Registration Statement.

Sincerely,

/s/ W. Dabbs Cavin

W. Dabbs Cavin
Chief Executive Officer